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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                       NITINOL MEDICAL TECHNOLOGIES, INC.

                                (Name of Issuer)

                                  COMMON STOCK

                         (Title of Class of Securities)


                                    65476T104
                                 (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
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                                                               Page 2 of 6 Pages

                                  SCHEDULE 13G

CUSIP NO.      65476T104

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      WHITNEY EQUITY PARTNERS, L.P., A DELAWARE LIMITED PARTNERSHIP (IRS IDENTIFICATION NO. 06-1445444), THE SOLE GENERAL PARTNER OF WHICH IS J.H. WHITNEY EQUITY PARTNERS, L.L.C. (THE MEMBERS OF J.H. WHITNEY EQUITY PARTNERS, L.L.C. ARE MICHAEL C. BROOKS, PETER M. CASTLEMAN, JEFFREY R. JAY, WILLIAM LAVERACK, JR., RAY E. NEWTON, III, DANIEL J. O'BRIEN AND MICHAEL R. STONE).

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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (A) / /
                                                                        (B) /X/
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3     SEC USE ONLY

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4    CITIZENSHIP OR PLACE OF ORGANIZATION

      A DELAWARE LIMITED PARTNERSHIP. THE SOLE GENERAL PARTNER, J.H. WHITNEY EQUITY PARTNERS, L.L.C., IS A DELAWARE LIMITED LIABILITY COMPANY. ALL OF THE MEMBERS OF J.H. WHITNEY EQUITY PARTNERS, L.L.C. ARE UNITED STATES CITIZENS.

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                           5   SOLE VOTING POWER
   NUMBER OF                    1,829,010 SHARES OF COMMON STOCK
     SHARES                -----------------------------------------------------
  BENEFICIALLY             6   SHARED VOTING POWER
    OWNED BY                    0 SHARES OF COMMON STOCK
      EACH                 -----------------------------------------------------
    REPORTING              7   SOLE DISPOSITIVE POWER
     PERSON                     1,829,010 SHARES OF COMMON STOCK
      WITH                 -----------------------------------------------------
                           8  SHARED DISPOSITIVE POWER
                                0 SHARES OF COMMON STOCK


9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,829,010 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*    /X/

--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      19.01%
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*
      PN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
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                                                               Page 3 of 6 Pages

Item 1(a).  Name of Issuer:

         Nitinol Medical Technologies, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

         27 Wormwood Street
         Boston, MA  02210

Item 2(a).  Name of Person Filing:

                  Whitney Equity Partners, L.P., a Delaware limited partnership. The name and business address of the sole general partner of Whitney Equity Partners, L.P. is J.H. Whitney Equity Partners, L.L.C., 177 Broad Street, Stamford, CT 06901. The names and business addresses of the members of J.H. Whitney Equity Partners, L.L.C. are as follows: Michael C. Brooks, Peter M. Castleman, Jeffrey R. Jay, William Laverack, Jr., Ray E. Newton, III, Daniel J. O'Brien and Michael R. Stone, the business address of each of whom is 177 Broad Street, Stamford, CT 06901.

Item 2(b).  Address of Principal Business Office or,
                    if none, Residence:

                  Whitney Equity Partners, L.P.
                  177 Broad Street
                  Stamford, CT  06901

Item 2(c).  Citizenship:

                  Whitney Equity Partners, L.P. is a Delaware limited partnership. Its sole general partner, J.H. Whitney Equity Partners, L.L.C., is a Delaware limited liability company. All of the members of J.H. Whitney Equity Partners, L.L.C., are citizens of the United States.

Item 2(d).  Title of Class of Securities:

         Common Stock.

Item 2(e).  CUSIP Number:

         65476T104

Item 3.

         Inapplicable.
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                                                               Page 4 of 6 Pages

Item 4.  Ownership:

         The following information is provided as of December 31, 1997:

         (a)      Amount Beneficially Owned:

                  Whitney Equity Partners, L.P. is the beneficial owner of 1,829,010 shares.1/

         (b)      Percent of Class:
                           19.01

         (c)      Number of shares as to which such person has:

                  (i)  sole power to vote or to direct the vote:

                              1,829,010 shares

                  (ii)  shared power to vote or to direct the vote:

                              0 shares

                  (iii)  sole power to dispose or to direct the disposition of:

                                  1,829,010 shares

                  (iv)  shared power to dispose or to direct the disposition of:

                                  0 shares

Item 5.   Ownership of Five Percent or Less of a Class:

         Inapplicable.

Item 6.   Ownership of More than Five Percent on Behalf of
                  Another Person:

         No other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities owned by Whitney Equity Partners, L.P.

--------

         1/ The figure for the amount beneficially owned by Whitney Equity Partners, L.P. does not include the following shares, with respect to which Whitney Equity Partners, L.P. and J.H. Whitney Equity Partners, L.L.C. disclaim beneficial ownership: (i) 12,500 shares of Common Stock issuable upon the exercise of options held by Michael C. Brooks, a member of J.H. Whitney Equity Partners, L.L.C., and (ii) 12,500 shares of Common Stock issuable upon the exercise of options held by Jeffery R. Jay, a member of J.H. Whitney Equity Partners, L.L.C.
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                                                               Page 5 of 6 Pages

Item 7.   Identification and Classification of the Subsidiary
                  Which Acquired the Security Being Reported on By the Parent Holding Company:

         Inapplicable.

Item 8.   Identification and Classification of Members of the
                  Group:

         Inapplicable.

Item 9.   Notice of Dissolution of Group:

         Inapplicable.

Item l0.  Certification:

         Inapplicable.
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                                                               Page 6 of 6 Pages


         After reasonable inquiry and to the best of its knowledge and belief, Whitney Equity Partners, L.P. certifies that the information set forth in this statement is true, complete and correct.


Dated:  February 9, 1998


                                  WHITNEY EQUITY PARTNERS, L.P.

                                  By: J.H. Whitney Equity Partners, L.L.C.
                                          General Partner



                                  By: /s/ Daniel J. O'Brien
                                      ------------------------
                                          Daniel J. O'Brien
                                          Managing Member